CLEVELAND WHISKEY

THIS DOCUMENT IS IN NO WAY INTENDED AS, AND DOES NOT CONSTITUTE, AN OFFER TO SELL, AND IS NOT A SOLICITATION TO PURCHASE, ANY SECURITY OR OTHER INTEREST IN CLEVELAND WHISKEY LLC, AN OHIO LIMITED LIABILITY COMPANY.

This document is provided solely as a general description of the Cleveland Whiskey projected business plan and is subject to change. This document is not being delivered in connection with an offer to sell or a solicitation to purchase securities in Cleveland Whiskey LLC and may not be used or relied upon in such context. Any such offer or solicitation will be made solely pursuant to a subscription agreement, disclosure statement or private placement memorandum.

03.01.16

Table of Contents

Appendices

Executive Summary

Annual world whiskey sales are estimated to total over $25 billion. Not vodka, gin or rum, just whiskey.

As more American's shift their tastes from clear spirits to Bourbon, Irish whiskey and Scotch, the export markets are rapidly expanding and demand is exceeding supply (see "**Market Demand and the Whiskey Shortage"**). Whiskey, at least good whiskey takes time to produce. While it's generally accepted that the use of oak barrels improves the taste of distilled spirits, this centuries old practice is the bottleneck to increased production. Scotch whisky takes, on average 12 + years to mature. Bourbon and other "American Whiskies" (rye, wheat and barley) take approximately 6 to 9 years. In the meantime, demand is outstripping supply and while prices continue to increase, traditional distillers have to wait years for their product to be ready to satisfy demand and realize revenue.

We have a solution.

Cleveland Whiskey (CW) has developed a disruptive pressure aging process to dramatically accelerate the maturation and flavor profiling of distilled spirits (protected by both patent 8,889,206 and proprietary/guarded trade secrets). Acceleration is facilitated through increased frequency of pressure change and permeable wood membranes within a controlled, oxygenated environment. This process provides a significant competitive advantage by creating not only an innovation friendly, flexible and scalable "just-in-time" manufacturing environment, but a system which actually makes a better product.

In almost 3,600 blind taste tests, our 100 proof Cleveland Black Reserve™ has been consumer tested against Knob Creek®, an established Suntory-Beam small-batch Kentucky Bourbon which in the past decades has won almost every gold and double-gold medal available in whiskey competitions around the world. A bit like David against Goliath, our own bourbon has won on average 54% of the time.

Our proprietary technology provides a series of significant benefits and competitive advantages that include:

1. Substantial Reduction in Time-to-Market / Production Cycle
2. Systematic Improvement and Innovation in Flavor Profiles
3. Quantifiable Reduction in Long-Term Storage Expenditures (Inventory Risk)
4. Dramatic Reduction in New Product Development Time and
5. Elimination of Evaporative Losses (Angel's Share).

Competitors have, with good reason experimented with accelerated aging for decades. The stakes however have never been higher. Record valuations, sizeable emerging markets, unprecedented demand and rising prices are all compelling factors and yet the industry is quite literally stuck with centuries old production processes that cannot meet demand, current or future.

Our technology changes the industry.

Consider multiple value silos. First, we deploy a disruptive technology which radically changes traditional industry financial models by accelerating the whiskey maturation process. Second, we defy conventional wisdom with the development and launch of customer-focused/new brands enabled by process and production advantages, demonstrating the willingness of the market to accept and embrace new technology. Third, we push market space boundaries by leap-frogging tradition-centric production methodologies, conventional sales practice and classic product positioning (see "**Change the Rules**").

In March of 2013, Cleveland Whiskey released its first consumer brand in Ohio, Cleveland Whiskey Black Reserve (100 proof bourbon). In November of the same year, we released a seasonal; 86 proof flavored Christmas Bourbon®. By the end of this first year we had sold just shy of 50,000 bottles, started expansion into Illinois and achieved a revenue base of roughly $900,000. It was arguably a successful market launch, but not surprisingly (for a start-up) we lost money.

In 2014, we made further investments in strengthening our technology and preparing for future growth. While continuing to refine our production processes and product quality, we reduced manufacturing time by a factor of 6 to 1, improved output consistency and made a series of capital and process investments to further the scalability of our manufacturing. In addition, we placed limited quantities of product on shelves in Illinois and expanded distribution capabilities to an additional 5 states (Michigan, Tennessee, Georgia, Virginia and New Hampshire). A purposeful mix of both control and non-control States designed to test the waters and allow for any necessary pivots. We lost money again in 2014.

In 2015, our objectives were decidedly more significant. We launched a new premium line and marketing program under the brand umbrella Cleveland Underground™. Bourbon whiskies uniquely finished with "transformative woods" (our first release has already won a series of Gold Medals at the 2015 Los Angeles International Spirits Competition, Micro Spirits and SIP Awards as well as a Double Gold at the China Wine and Spirits Competition). This value proposition is significant as our ability to release products in a compressed timeframe (and in distinctly different formulations) provides us with a competitive advantage.

Export markets are playing a more significant role as we purposefully expand our overall EU penetration and enter initial Asian markets. Entering 2016, we're now on shelves in Germany, Switzerland, France and Belgium and just shipped our first order into Japan. That's in addition to our expanded domestic footprint which now includes 12 states (New York, New Jersey, New Hampshire, Massachusetts, Rhode Island, Maryland, Tennessee, Georgia, Michigan, Illinois, Ohio and Indiana) plus the District of Columbia.

Importantly in 2015 we made significant strides toward profitability with a net loss of approximately $85K versus a loss which exceeded $565K in 2014. This year we expect revenue of almost $1.6 million with EBITDA approaching 6 figures. By 2020, with ongoing expansion of both domestic and international distribution as well as on-going new product introductions we anticipate revenues of over $16 million and EBITDA topping $5 million.

The company is well positioned in a growing and sizeable industry with competitively advantageous technology and scalable manufacturing capability which enables not only cost savings but new product introductions which cannot be duplicated by traditional players.

Additionally, the company expects to develop a series of profitable distribution strategies and an industry reputation for not only innovative technology but innovative brands and marketing. Indeed, we expect that established industry players will see us a high value merger/acquisition target.

The company is seeking additional funding of up to $2.5 million (structured as non-voting equity membership units/shares with a pre-money valuation of $7.5 million). The funding allows for production capacity increases, new product development, expanded domestic and international distribution, brand support and organizational investment (see "**Use of Funds**" for specifics).

NOTE: Of the $2.5 million, $415,000 was raised in late 2015 / early 2016 during the beta-test of an on-line funding system; the program and solicitation is being re-launched in March of 2016 to help complete the current funding round.

Equity and Valuation

To consider a valuation – let's look at some relevant examples of how much the company might ultimately be worth at exit, starting first with traditional valuations based on consumer brands.

In May of 2009, Campari paid $581 million for the established yet underperforming Wild Turkey bourbon brand at an estimated four times revenue and 12 times EBITDA during a period of recession influenced market valuations. In September of 2012, Rémy Cointreau agreed to acquire Bruichladdich, the Islay single malt Scotch whisky brand for $90.3 million. The transaction represents EBITDA multiple of 24. Analysts had predicted that the single malt brand would sell for around £43 million ($66.7 million). Bruichladdich was bought from Beam Global Spirits & Wines in 2000 for $10.1 million.

In 2014, Campari bought the closely-held Forty Creek Distillery for $167 million at an estimated multiple of 14.5 trailing earnings. Even more recently, Japan's Suntory acquired Beam for $16 billion, valuing the U.S. whiskey maker at a 20.5 multiple of trailing EBITDA.

In April of 2014, Diageo (Johnnie Walker Scotch and Smirnoff vodka) made a strategic bid of $1.9 billion to take majority control in United Spirits. The Diageo bid indicates a valuation pegged at 38 times 2013 EBITDA.

It's perhaps worth noting that acquisitions aren't enough. The industry needs to expand capacity and they're making investments accordingly.

While some companies are struggling with price changes and allocations to manage limited supplies, Brown-Forman, with brands that include Jack Daniels® Tennessee Whiskey, Old Forester® Kentucky Bourbon and Woodford Reserve® is spending in excess of $100 million to expand their current infrastructure. Not to be outdone, Wild Turkey's parent Gruppo Campari has also invested more than $100 million in new production facilities.

But there's more to this than just traditional valuation models.

While valuations based strictly on these measures are positive, we believe that a significant portion of the value of this company lies in the technology. Specifically, our ability to be the world's only "just in time" manufacturer of whiskey. We expect that any future valuation for Cleveland Whiskey will take into account not only case sales, growth prospects, revenue and EBITDA, but also the impact of our disruptive technology which can significantly change the cost structure and capacity constraints of any larger and more traditional spirits manufacturer.

Consider for example the 5.6 million barrels of whiskey currently aging in Kentucky alone (see "Whiskey by the Numbers" *Whiskey Advocate*, fall 2014). That's about 2 billion 90 proof bottles. The cost of maintaining that inventory, waiting for 6, 8, 10 or more years, dealing with evaporative loses and simply the time value of the investment is enormous. There's also the opportunity cost of missing sales opportunities, both domestically and abroad when product shortages require restrictive allocations on current orders and preclude new market entry or expansion, especially in emerging markets, where brands are yet to be fully established.

A technology which enables manufacturers to recognize revenue significantly faster is arguably of more value than anything achieved from near to mid-term brand building.

Indeed part of the relatively recent increase in M&A activity is to provide new capacity and new ideas for established companies. Unfortunately, playing this way it's a zero sum game. More capacity for one brand simply takes it away from another and despite hundreds of millions being spent on capital projects there isn't enough supply to meet demand.

As background and relative to our own funding, we've received a total of $2,250,000 in government grants, low interest loans, equity investments and convertible debt. External funding started with a $25,000 Innovation Fund grant provided through the Lorain County Community College Foundation; a $15,000 deferred payment / low interest loan by the Cuyahoga County New Product Development and Entrepreneurship Loan Fund which in turn was followed by an additional deferred payment / low interest loan in the amount of $123,500 awarded by the Cuyahoga County Department of Development.

Cleveland Whiskey was subsequently awarded a second Innovation Fund award, this time $100,000 in the form of a low interest bearing convertible debt security, and in 2013, the company borrowed $150,000 from the Economic and Community Development Institute amortized over 5 years.

Current outside equity investment totals roughly $1.8 million (includes $415K raised as part of the current round) plus an additional $500,000 in convertible debt which was provided in 2014 by equity investors 30405 Solon SPEC LLC and E Capital Partners LLC.

Moving Forward

In 2016 we're aggressively releasing new innovations in products while systematically leveraging advances in our technology, increasing production capacity, improving manufacturing cost structures and improving gross margins. Importantly we focusing sales activities, accelerating creativity in new marketing programs and seeking strategic partnerships both domestically and overseas (see "**Marketing, Sales and Distribution**").

Recall that our current Cleveland Whiskey brands continue to be part of a plan to not only generate immediate revenue but to demonstrate value in our technology. We expect the larger industry players to recognize and ultimately seek out this company, its brands and its technology for acquisition or licensing.

While in previous plans we had projected more aggressive revenue growth and breakeven in 2015, the pace of fund raising attenuated actual results versus original projections. Taking a more conservative approach and recognizing that our plans will change as funds become available for both market and production expansion, we are now forecasting breakeven later in 2016 with estimated annual revenue approaching $1.6 million.

As we build out our brands, increase production capacity and continue to improve our technologies we expect to leverage our capabilities and externally monetize our process with other larger spirit producers as well. Specifically, and in addition to our baseline game and the new programs discussed further in this plan (see "**Change the Rules**"), we would expect to incrementally monetize the technology with private label projects and applications. With both existing and newly created external brands, our productions systems can improve taste profiles and/or accelerate time to market.

We've purposely developed a plan to position the company for an exit in a 3 to 5 year time frame and with a valuation based on disruptive technology and demonstrated market acceptance. With aggressive consumer oriented programs, the opening of new markets both domestically and overseas as well as additive private label revenue, we're projecting what we believe to be realistic and predictable growth.

Financial and operating projections are summarized below (see "**Appendix: Financial and Operating Projections**" for additional detail):

Financial and Operating Projections

Profit and Loss 5 Year Projections						
		2016	2017	2018	2019	2020
Revenue	$	1,572,000	2,401,138	4,269,658	8,040,801	16,397,705
Total Cost of Revenue	$	683,912	967,080	1,563,396	2,672,594	5,068,630
Gross Profit (Loss)	$	888,088	1,434,057	2,706,262	5,368,207	11,329,075
Total Operating Expenses	$	857,689	1,316,559	2,089,266	3,526,514	6,475,181
Interest Expense	$	(30,000)	(39,000)	(48,750)	(58,500)	(67,275)
Pre-Tax Net Income (Loss)	$	399	78,498	568,245	1,783,192	4,786,619
EBITDA	$	95,399	202,498	721,995	1,966,692	5,018,894

Note: Actual financials may differ from the projections depending upon execution of the business plan, including but not limited to the amount of funds raised in the offering and how these funds are deployed and allocated (capital expenditures or deductible expenditures) and the application of GAAP.

Use of Funds

In addition to the $415K already raised for this round, the company is seeking additional funding of up to $2.1 million (structured as non-voting shares) in order to provide for capacity increases, market and new product development, brand support, organizational investment and debt reduction.

Assuming the full $2.5 million is raised, the projected and approximate use of funds is as follows:

1. $850,000 to support increases in production capacity, continued technology development/ implementation and new product innovation and development. This would include both manufacturing facility improvements (engineering, utility upgrades and equipment) in order to hit projected sales levels and increase overall process and systems reliability while developing a modular and rapidly scalable production platform.

2. $650,000 used to accelerate revenue growth, build and support both our domestic and international distribution and marketing footprint, expand shelf presence and build brand awareness into additional States in 2016 with 35 by the end of 2019, as well as continuing aggressive expansion into both Europe and Asia. This would include monies to be used for inventory buildup and an operating capital buffer necessary as part of continued market expansion in 2016 and into 2017/2018.

3. $250,000 to be used for growth of our organizational infrastructure and management team including additional leadership and bench strength for marketing and sales, finance and accounting, engineering and production/operations.

4. $750,000 to be used for paying off all or some of the current early stage debt commitments as they become due and/or provisions which temporarily reduced interest rates and/or payment schedules.

Within the general overall framework presented above, the pace and amount of funding will determine how such monies are applied in order to best accelerate growth, improve equity valuation and maintain appropriate cash reserves and working capital.

Although our existing facility provides the flexibility to grow according to plan through the end of 2017, we will outgrow the physical layout and need a larger premise. At that point we would expect to seek new debt funding for facility expansion / re-location using a combination of Cleveland City, Cuyahoga County and Ohio State incentives and low-interest loan programs to leverage any additional commercial debt and/or equity required.

Note that the external costs of an offering, for legal, management consulting and marketing are expected to total approximately 8% of the funds raised.

Publicity and market attention associated with any offering would likely result in positive media attention for the company, the technology and the Cleveland Whiskey brands (Cleveland Whiskey/ Hybrid Crowd Funding: http://www.cleveland.com/business/index.ssf/2015/09/cleveland_whiskey_advertises_w.html).

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Market Demand and the Whiskey Shortage

Over two years ago, *Esquire* was already writing about "The Shortage worth Worrying About: Great Whiskey" and warning that this was not an "overhyped, viral shortage" dreamed up by the marketers, but rather a real impending event.

The cover story of *Fortune Magazine* (February 24th, 2014) screams out "DRINK UP! " and writes a feature on the "billion-dollar bourbon boom" and "how American whiskey got so damn hot."

On June 3rd, 2014, USA Today reported on the looming whiskey shortage while 3 days later *the U.S. News and World Report* posts an almost late to the game on-line story titled "Whiskey Shortage Possible with Soaring Demand." A month earlier *Forbes* wrote about "The Great Whiskey Shortage" reporting "we're drinking bourbon faster than distillers can make it."

"RUNNING DRY" is the title of a piece run in industry publication *Market Watch* (September, 2014). While Bourbon production exceeds the 1 million-barrel threshold for the first time since 1973, we see companies like Four Roses shut down exports because they simply can't meet demand.

Indeed by then we had seen the evidence of distillers struggling to meet demand with Maker's Mark® trying to water down their bourbon (with disastrous social media consequences) and Knob Creek actually running out for a time while other brands put products on allocation. In spite of these miss-steps, according to Impact Databank, in the U.S. Maker's Mark volume increased last year by 5% to 1.7 million cases, while Knob Creek was up 18% to 230,000 cases.

It's not just American whiskey, but Scotch as well. The *Huffington Post* showed a headline back in late 2011 which read "Scotch Whisky Shortages Feared as Asian and Latin American Demand Rises", likening the Scotch industry to the Titanic, unable to respond quickly to market changes. Almost every month since, we've seen stories from across the pond continuing to ring the warning bell.

Even as the industry continues to make sizeable production investments, these investments will take years, if not a full decade to begin making an appreciable impact on supply relative to demand. Indeed, by then demand may once again out-strip today's forecasts. The media pundits and financial analysts alike seem less convinced than ever that the existing industry can meet expanding export demand.

The Scotsman (June 9, 2014) reported that Macallan, one of Scotland's biggest whisky brands has launched a new line marketed by color – instead of age – allowing it to ramp up production to meet demand (by avoiding age claims).

In May of 2014, Buffalo Trace CEO Mark Brown, made the rounds on network television warning of a worsening shortage of whiskey and Buffalo Trace products due to increasing domestic and international demand. While a few network newscasters rather snarkily called it a quintessential "Chicken Little" impersonation, if you're making whiskey the same way you made it last year or the same way it was made a generation ago, then perhaps the sky is indeed falling. As this changes however, imagine the opportunity.

This isn't going away.

In 2016, *The Wall Street Journal* brought us up to date with a piece dated January 30th claiming that "soaring demand" is quite literally "sucking distilleries dry." *Yahoo! Finance* then joined the fray (February 24, 2016) with a story lead asking the question "Can anything unseat whiskey?" Quoting industry giant Pernod Ricard's CFO as he suggested that millennials are forcing change and innovation on an industry that has in the past tended to be rather conservative (we'd suggest that is quite the understatement).

Indeed, global consumer tastes towards alcoholic beverages are shifting with a trend toward distinctive, premium products over established mass market brands. Free trade agreements are opening new markets. Whiskey represents "affordable luxury" for growing middle class populations around the world.

During a time where traditional producers are running out of supply (as a factor of age) and can't keep up with growing demand, domestically and in both established and emerging international markets, Cleveland Whiskey can and will impact the industry.

For additional recent updates regarding both United States and growing global whiskey demand as well as surging interest in Bourbon from millennials, see Appendix B (**Market Demand Updates**).

Cleveland Whiskey Research

During our 2012 pre-production phase, we conducted a series of controlled experiments with each run independently tested, analyzed and profiled using gas chromatography/mass spectrometry technology and pattern recognition procedures (*J. Agric. Food Chem.* 2006, 54, 1982 - 1989: "Supervised Pattern Recognition Procedures for Discrimination of Whiskeys from Gas Chromatography/Mass Spectrometry Congener Analysis"). Analysis for the pre-production samples was outsourced to Kentucky based Brewing and Distilling Analytical Services (to insure both accuracy and results verification/credibility).

As part of the analytical process, test profiles were compared to a series of known control samples (traditionally aged spirits based on identical pre-barrel inputs) as well as other "branded" products. Each subsequent experimental wave further defined which of the test batches proved closest to the profiles and parameters of the control samples.

Selection of those test batches which were either (1) very similar to the control, (2) identical to the control or (3) superior to the control, have been part of the process of optimizing variables and values associated with the process of Pressure-Aging.

As ongoing consumer market research, we have conducted in excess of 3,600 blind taste tests. Positioned as the Cleveland Challenge®, our Cleveland Black Reserve Bourbon (100 Proof) is blind tasted against Knob Creek, a gold medal winning Kentucky Bourbon brand, also 100 Proof and aged at least 9 years. The running average of participants preferring our brand over Knob Creek, 54%.

Deal with it Kentucky[1/].

1/ "Deal with it Kentucky" was first used with respect to Cleveland Whiskey in a Summer 2013 INC Magazine article entitled "Whiskey Rebellion: A Serial Entrepreneur Fast-Forwards the Bourbon Aging Process"

Disruptive Technology

Existing producers of whiskey are stuck with tradition. Using time and seasonal change, coupled with clear spirits and often times expensive and hard to source oak barrels to age whiskey, producers have created their own constraints. An aging process which takes anywhere from 6 to 12 years.

But, there are alternatives.

American Craft Distillers are experimenting. In Virginia at the Copper Fox Distillery they not only use additional oak in their barrels, but combine it with charred cherry and apple. In Tennessee, Prichard's Distillery is using smaller, quarter sized barrels (15 gallon) to speed up the age of their rum (less time than it takes in traditional full-sized barrels) while Spokane based Dry Fly Distilling ages whiskey in 15 gallon barrels to reduce the necessary time to market.

Small barrels and increasing the surface area however is only part of the solution.

The whiskey must be continually absorbed into and released from the oak pores to both subtract undesirable flavors and add the desirable ones. Changes in temperature facilitate the process by altering the molecular motion of the fluid, improving flow along surface areas and facilitating pressure changes within the container itself. In traditional practice, this is a natural occurrence with daily temperature differentials changing pressure in the barrel. You'll notice that Scotch is typically aged for a longer time period than Kentucky Bourbon. Temperatures, on average are milder in Scotland and daily differentials are smaller, which account for a less active and therefore slower natural process.

The Cleveland Whiskey pressure-aging process combines a significant increase in surface area, while also dramatically accelerating the cycle of temperature and pressure change associated with the aging of whiskey. Increasing the frequency and range of pressure differentials within a controlled oxygenated environment dramatically speeds the "traditional" maturation process.

Importantly, the technology provides a series of competitive advantages. As discussed earlier, our process provides for substantial reductions in production cycles, systematic improvements and innovation in flavor development, quantifiable reductions in the risks associated with maintaining long-term inventories and dramatic changes in the time required for new product development. Not insignificant is the elimination of what the industry fondly calls the "angel's share", evaporative loses which cumulative can range from 30 to 40% during the time in which spirits are traditionally "aged" in a barrel.

The company maintains a series of carefully guarded trade secrets associated with the process and holds United States Patent (8,889,206).

Products

In March of 2013 Cleveland Whiskey released its first product, our Black Reserve. It's high proof bourbon that's exceptionally dark with a bold, mouth filling flavor that hints of dark chocolate, black cherry and Italian espresso. This is the one we've been using in blind taste tests against Knob Creek and it is consistently preferred by one out of two participants. We price it competitively with Knob Creek, +/- $35 per bottle in most markets.

We also have a seasonal Christmas Bourbon®. There's nothing on the market quite like it. All natural flavors, it simply tastes like Christmas. Whether you're a regular bourbon drinker or new to the category, this one won't over-do it with sugar and you'll still get all the flavor and aroma of a true premium bourbon coupled with nutmeg, cinnamon, all-spice, cloves, vanilla and just a hint of orange.

Great for mixing up with eggnog or sipping by an open fire, we've also come up with some "Christmas in July" summer drinks for the customers who wanted to have it year round. Our Christmas Bourbon is priced in a range from the high $30's to low $40's depending on the market.

Our third product was launched on February 24th of 2014. Named "The Eighty-Seven®", in this new bourbon you'll notice a little less oak and a little more spice from the rye. If this was barrel aged you'd think it was in a different part of the rick-house, but with our Pressure-Aging system it's how we manage the flavor profile. We think it's slightly more approachable, still a relatively high proof at 87 but certainly different than our flagship Black Reserve. The Eighty-Seven is priced in a range of $3 to $5 under the market selling price of our Black Reserve.

In May of 2015 we released the first in a series of unique and revolutionary bourbons under the Cleveland Underground™ line (see pages 14 – 18) where we're using the advanced capabilities of our technology to produce products unique to the marketplace. Considered blue ocean initiatives (see <u>Blue Ocean Strategy: How to Create Uncontested Market Space and Make Competition Irrelevant</u> by W. Chan Kim and Renee Mauborgne) in a market space where change is infrequent at best.


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Competition

While whiskey market volume continues to grow during the past decade, volume of value whiskey brands, (the lowest-end price segment) were effectively flat from 2013 through 2015. Comparatively, volume has increased double digits in all of the premium categories. This phenomenon called "premiumization" is part of the current markets desire to trade up in "affordable luxuries." As producers struggle to meet demand the market continues to encourage their move to small-batch, upscale brands. That is where we see both incredible and competitive position.

Consider that just twenty years ago Jim Beam made one product, the very familiar white label *Jim Beam Kentucky Straight Bourbon*. Now, the product line includes the core Bourbon, and also *Jim Beam Black 8-Year-Old, Basil Hayden's Small Batch, Jim Beam Devil's Cut, Knob Creek Small Batch, Booker's Uncut/Unfiltered Small Batch, Baker's Small Batch* and more.

Wild Turkey Distillery, in addition to its standard bottling now offers *Rare Breed Small Batch, Wild Turkey "Kentucky Spirit" Single Barrel, Wild Turkey Tribute* (at $90 a bottle) and *Russell's Reserve Limited Edition.* Other major American Distilleries do the same, including Heaven Hill Distilleries, the Jack Daniel's Distillery and Buffalo Trace Distillery. Even the iconic Maker's Mark, now part of the Beam Suntory conglomerate introduced its first new brand in almost 6 decades with Maker's 46® and yes, it sells at a hefty premium to the standard Maker's Mark.

Although still representing a fraction of spirit production volume, the American Craft Distillery movement continues to escalate with more than 750 "craft" distilleries in production as of late 2015 with an expected end of year sales volume exceeding 1 million cases. While the volume remains modest, craft brands increasingly are present on retail shelves and in numerous on premise locations.

Importantly, they're influencing the larger distillers to introduce so-called craft brands. One example is Jim Beam's Signature Craft series of "small batch bourbons" that include a premium packaged and premium priced 12 year old bourbon, as well as new bourbon finished with Spanish brandy.

Flavor is also appearing as an avenue for category growth that American whiskey is newly embracing. While the overall whiskey segment grew 7.8% in the U.S. last year (2015), it's estimated that 44 percent of that growth came from flavored brand extensions. Sazerac Co.'s Fireball Cinnamon, Jack Daniel's Tennessee Honey, Jim Beam Red Stag and Wild Turkey American Honey all have contributed significantly to the growth in the category.

From a technology perspective, Cleveland Whiskey is unique with our mix of intellectual property and proprietary secrets. That said, we are not ignoring South Carolina based Terressentia (www.terressentia.com). Utilizing a patented technology based on the application of ultrasonic waves, their process is claimed to produce a spirit with a "smoother mouth feel: and "enhanced taste and flavor." Although not specifically an "aging" process, the technology is currently being applied to un-aged distilled products such as vodka, tequila and gin and also to some of the younger bourbons. Note that Cleveland Whiskey is currently evaluating a limited collaboration with Terressentia which utilizes some of their processing as part of an efficient product production process.

Marketing, Sales and Distribution

We've seen *Yellow Tail, Fat Bastard, Smoking Loon, Bistro Dog and Crocodile Chase.* Brand names like *Mad Housewife, Frogs Leap, 3 Blind Moose* and *Barefoot* are now fairly common in the wine business and it's energized the market.

Vodka jumped in early with creative names and new imagery provided by *Grey Goose, Absolut, Effen, Ciroc* and others. Don't forget flavors and infusions. If there has been one single most effective strategy for attaining shelf space and increasing market demand in the vodka category (at least until recently), it's been new flavors for existing brands.

Craft brewers have shown their creativity as well. One doesn't have *to look much farther than Cleveland-based Great Lakes Brewing with product names like Burning River Pale Ale, Christmas Ale* and *Holy Moses White Ale.* Names which range from *My Wife's Bitter* and *Pearl Necklace Oyster Stout* to *Hoptimus Prime* are crafted like recipes in the hands of a master chef.

Then there's whiskey. Whiskey is traditionally focused on distillery heritage names and vintage, there's very early signs of an attitude shift toward intangible symbolism and unique product characteristics. Consumers have taken notice of small batch/single barrel products which give the perception of custom crafted products and there's a sprinkling of catchy new brands like *The Peat Monster, Superstition* and *Hedonism.* Another hint is the launch by Beam Global of a new, ultra-premium and (in their words) thoroughly modern American Rye called (ri)[1] – pronounced "rye one."
More recently, we've seen flavor has set the category on fire (pardon the pun) with Fireball Cinnamon, Red Stag and American Honey.

Bottom line; the market responds favorably to creative message, eye-catching package and innovation in product taste and imagery. There's definitely an opportunity for innovation.

Let's start with getting product on the shelves. The fact is that "middle-men" are entrenched in this business. Complicated, bureaucratic and often draconian regulations and tax rules vary from state to state and distribution in the United States is a time consuming, intensive and fairly expensive process.
To make it work requires classic "feet to the ground" sales through distributors which are followed up by assertive sales and support including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in training and tasting events at retailers. In this we're playing with the big guys but its costly, requires a traditional sales force and aggressive investment for marketing support.

Of course everyone has a website and our own www.clevelandwhiskey.com provides the basics. Importantly we also direct people to Facebook where they can interact, discuss, engage and share. With over 31,000 Facebook® likes, a modest but growing Twitter® following and an e-mail database with over 10,000 active names we've been building our digital assets but admittedly haven't deployed them as effectively as we should. That's changing in 2016.

Last, but not least, marketing overseas was admittedly not part of our initial strategy. Traditional wisdom said to expand domestically first. While demand from emerging markets are playing a key role in creating the current whiskey shortage and overall demand for whiskey world-wide, Cleveland Whiskey's near-term focus had been on the development of domestic markets. That started changing in 2015.

We now have an expanding presence in Germany, France, Switzerland and Belgium and recently shipped our first order to Japan. The strong dollar and currency devaluations in China haven't helped but exports are a priority and we'll continue to push aggressively.

It's time to color outside the lines.

At Cleveland Whiskey we've been called heretics by some, sacrilegious by others and had more than our fair share of self-proclaimed experts and status-quo traditionalists shout out that what we're doing with whiskey simply can't be done (see previous section **Cleveland Whiskey Research** and the Cleveland Challenge®). While we've openly embraced the controversy it's time to get much more aggressive about the growth of this company and that starts with the introduction of Cleveland Underground.

CLEVELAND UNDERGROUND

They started as experiments. Whiskies which push the boundaries of tradition, expectations and flavor, extraordinary whiskies, that's what defines the Cleveland Underground. We are unquestionably different, radically different.

Our bourbons and whiskies are finished with woods that range from black cherry and sugar maple to persimmon and pistachio, infused with rooibos and hibiscus, or rested in barrels that include histories of Jamaican rum, craft beers or habanero peppers.

We're guided by imagination and innovation, not tradition or regulation.

Of course what we make is whiskey, at least technically. But describing us as simply another distiller is a little like comparing Uber® to a Yellow Cab® company. By applying technology to established and highly regulated industries, we're both controversial and disruptive. Indeed, we have more than our share of loud and opinionated detractors. People with vested and financial interests in the status quo or simply those uncomfortable with change, we don't expect to convince everyone.

Experimental batches for traditional distillers are both difficult and expensive. Barrel-based aging can take years if not decades and given environmental temperature and humidity fluctuations the result, at least to some extent is unpredictable. So even if they experiment, their cycle of production, testing and then bringing a product to market in sufficient quantities for current distribution channels is prohibitive. It's one of the key reasons we've seen little if any true product innovation in the whiskey industry.

With the application of proprietary pressure-finishing technology combined with creative innovation, Cleveland Whiskey has the ability to produce relatively small, replicable experimental batches that range far beyond what can be accomplished in a passive barrel constrained environment.

These are the products of Cleveland Underground.

Of course we still have to sell it.

Innovation in new products isn't enough, at least not in a space this heavily regulated and structured. State regulations are often structured to protect liquor wholesalers, either private or State controlled.

Manufacturers have generally interpreted that the "three-tier" system precludes them from owning and operating their own retail sites, electronic or brick and mortar and have accepted that the laws restrict them from distributing direct to retail outlets including on-premise facilities such as restaurants and bars.

Yes, there are a relatively few independent (non-producer) on-line retail outlets and they face their own regulatory challenges (both governmental and shipping company restrictions), but for the manufacturer these outlets simply act as additional shelf space, not competitive advantage.

The problem here is that the whiskey products we see on the shelves are mass-market. By nature of the retail system they have to be and this drives traditional marketing. Advertising works best when distribution is extensive, pricing is optimized when shipments are large and the sales process is only efficient when a company can deploy sales staff to sell multiple products in any given sales call.

We're competing with well-established and very well financed companies.

The traditional approach simply isn't going to work.

Change the Rules

We need to be more purposeful and more effective. Traditional approaches to sales and marketing, everything from media to retail distribution, simply isn't sufficient (even if we had a far larger budget).

Let's take it piece by piece and walk through some of the programs that launched in 2015 and where we expect to gain momentum and traction into 2016/2017, as follows:

1. **Cleveland Underground / SELECT**

   In May of 2015 we had a limited release of a new high-proof Bourbon unlike anything else on the market. Priced at a significant premium above our Black Reserve, instead of traditional flavors from charred white oak, we used naturally air-dried black cherry. No sugar, no syrup, no artificial flavor or color. The flavor was amazing.

   A few weeks after introduction it won a Gold Medal at the 2015 Los Angeles International Spirits Competition and by the end of the year had taken Gold's at the Micro Spirit Award Competition and the SIP Awards as well as earning a Double Gold Medal at the China Wine and Spirits Awards.

   Concurrently we soft launched a series of other transformative woods like hickory, sugar maple, honey locust and apple into limited trial distribution (Distillery Sales Only). Beginning in March of 2016 we're releasing all of the woods as part of an aggressive multi-state, on-premise push with flight programs, end cap displays and expanded shelf presence supported with innovative POS material and continuing with a premium pricing model.

2. **UNCOMMON BARREL™ / Custom Blending Program**

Also launched in late 2015, this retail oriented program uses custom blends of selected experimental bourbons. The program is designed to compete with current barrel programs offered by distillers that include both larger players such as Buffalo Trace and Jack Daniel's but also smaller producers like Angel's Envy and Garrison Brothers.

Unlike competitive programs however, which offer the purchaser a selection of barrels currently in inventory, with simple variations in age and proof, the UNCOMMON Barrel allows retailers, restaurant chains and even individual bulk purchasers (i.e. corporations) to customize a blend which includes a range of wood finishes. Consider bourbon's not only aged and finished in oak or even a sherry finish but rather with transformative woods such as black cherry, sugar maple, hickory or apple. The range is extensive and is expected to ultimately include more exotic yet sustainable woods such as almond, mesquite, peach, persimmon and even pistachio.

An efficient and profitable sales process with minimum orders in the range of 100 to 200 bottles with labels printed to identify the specific blend selected by and for the purchaser (their logo included). Retail pricing ranges in the mid to high $40's.

Successful products can either be "new-branded" as Cleveland Whiskey brands for distribution through the traditional "three-tier" system and/or continued as a Cleveland Underground Whiskey brand "based-on" a specific Experimental Collection. The key here is that the Cleveland Underground brand is an "up-market" stretch for the current Cleveland product line-up, allowing for additional growth and higher margins.

3. **The Cleveland Challenge®**

Rather than free drinks and expensive advertising we've focused from day one on building a tribe of advocates for our brand.

The challenge is, at least in part, a simple blind tasting. Our Cleveland Black Reserve Bourbon competes with Knob Creek, a well-known Kentucky brand that's won virtually every gold and double-gold medal at whiskey competitions around the world. With over 3,600 individual tastings we've found that people prefer us over Knob Creek just about 54% of the time.

But, it doesn't stop there.

Almost everyone leaves the event as an advocate, and it doesn't seem to matter which product they picked. Our stories become their stories. They buy bottles, give them to friends, recommend them to others, call their friends and even call their kids and their parents. It's still expensive but we also get a name and e-mail address from each person who does the challenge. This builds on the equity in our digital assets. That doesn't happen when you pass around a tray of free drinks.

4. **CLEVELAND UNDERGROUND ORIGINS™**

Strictly a web-based on-line membership/subscription plan where members can purchase a monthly subscription for the reservation and purchase of our experimental whiskies, the program allows for a more predictable, recurring and profitable revenue stream which.

Importantly, as we build our subscriber base this creates a significant and potentially valuable asset that will factor positively into any future valuations.

NOTE: The shipping model is under both legal and regulatory pressure. UPS and FedEx currently do not allow shipment of spirits and have taken increasingly aggressive measures to censure companies (including CASKERS drop-shippers mentioned above) in violation of their policies. FedEx currently expects to formally change this policy later in 2016 at which point we implement the program. In the interim, we released a series of 375 experimental bottles for sale in the distillery only during late 2015 / early 2016. Based on positive consumer feedback we are releasing 750 ml versions into selected markets as part of the Cleveland Underground line.

5. **Private Label**

One of the challenges we've faced in marketing with the big boys is simply the scale of investment necessary to achieve distribution and keep a sales force in the field. As we've worked through ideas to creatively navigate these waters we've mentioned partnerships, private labels and joint ventures as part of our strategy moving forward.

With further scaling of production capacity and automated work flow implementation our ability to compete in the private label space increases. Importantly, our current ability to produce custom blends and unique customer specific bottlings provides us with distinct competitive advantage in this space.

There's more to come of course and we've sketched it below in a **Brand Architecture** diagram. For now we're focused on increases in our core Cleveland brands (regionally and as exports) as well as an aggressive introduction and expanded distribution of the Cleveland Underground line.


CLEVELAND WHISKEY BRAND ARCHITECTURE
CLEVELAND WHISKEY, LLC
CURRENT OFFERINGS
CLEVELAND WHISKEY
Cleveland Underground
Black Reserve | The 87 | Christmas Bourbon® | The 80 (EU)
(retail, regional focus)
Cleveland Underground Select
(retail, national/intl. focus)
Cleveland Underground Origins
Subscription Program, pending approvals
(national/intl. focus)
Uncommon Barrel™
Uncommon Barrel Program
(national/intl. focus)
FUTURE OFFERINGS
PRIVATE LABEL
BETA NAME
PREMIUM SPIRITS
(Beta name; retail, national/intl. focus)
Bourbon Collection
Rum Collection
Infusions Collection
Rye
New Targets (TBD brand)
Cleveland Underground Select
(retail, national focus)
Uncommon Woods™ COLLECTION
(Beta name; retail, national focus)
© 2016 Cleveland Whiskey, LLC | Rev. 07.03.16

Management

Serial entrepreneur **Tom Lix** is Cleveland Whiskey's Founder and CEO. More recently he was the Director of the Center for Entrepreneurship at Lake Erie College as well as an Associate Professor of Entrepreneurship at the same institution. The last thing you'd call Lix is an "Academic" but it was the perfect time to develop technology, work through the business plan and subsequently launch the business.

He was the founder and President of application services provider Public Interactive® (acquired by Public Radio International www.pri.org) and the former President of MarketPulse, a wholly owned subsidiary of Computer Corporation of America (acquired by Rocket Software www.rocketsoftware.com). Previously he was President of Yankelovich Partners (www.thefuturescompany.com) where he consulted for leading food, hospitality and entertainment companies including Proctor & Gamble, Guinness, PepsiCo, HBO®, American Airlines and Federal Express.

Lix spent some formative years in the US Navy where in addition to some early bootleg distilling; he was cross trained in nuclear physics and thermodynamics along with seawater/freshwater distillation. A college dropout, he hitchhiked across the country, fought forest fires in Alaska at the age of 17, and founded the first University sponsored Motorcycle Club in America. He later earned his Doctorate in Business from Boston University.

Current equity investment groups, 30405 Solon SPEC LLC and E Capital Partners LLC are represented on the board by **David A. Camiener** and **Jake Crocker** respectively.

Camiener was previously the President and CEO of AMRESCO Inc., a manufacturer of biochemical and reagents for molecular biology and life sciences. As AMRESCO CEO, Camiener was instrumental in the successful negotiation and sale of the company in 2011 to VWR International, LLC, a global laboratory supply and Distribution Company. A CPA by training, he previously served on the Board of Directors for United Biochemicals (www.unitedbiochemicals.com) and the City of Solon Chamber of Commerce (www.solonchamber.com).

Jake Crocker is the quintessential proactive and involved angel investor. Previously an owner and Managing Director at wealth management advisor Chess Financial Group, Crocker made his initial investment in Cleveland Whiskey through E Capital, a business equity investment firm where he is a founding partner.

Crocker is an owner, Chairman and acting President of RCO Limited which actively manages a total of seventeen (17) Raising Cane's (www.raisingcanes.com) restaurants in Central Ohio. He is also an owner and managing partner of RealCo Enterprises, LLC, a real estate holding and development company. He is an owner and serves on the board of Workplace Impact (www.workplaceimpact.com), a marketing company that targets the at work consumer. Lastly, he is an investor and serves on the board and audit committee of United Midwest Savings Bank (www.umwsb.com).

Summary

What we're proposing are a series of disruptive and transformative technologies which will not only significantly change the production process associated with distilled spirits, but the traditional business and financial models as well. As a company that the industry already considers to be a heretic, we fully expect to change the overall definition and consumer perception of whiskey itself.

Our approach will have a significant impact on the existing cost structures associated with product manufacturing, enable cost efficient market focused products and provide opportunities to rapidly enter new and expanding world export markets.

In the future we envision multiple value creators including the technology of the age acceleration and our managed flavor development/profiling process as well as the brands of Cleveland Whiskey.

For additional information, contact:

Tom Lix, Founder/CEO
(Distillery) 216.881.8481
(Mobile) 216.392.8891
tlix@clevelandwhiskey.com

Appendix A: Financial and Operating Projections

Note: Actual financials may differ from the projections depending upon execution of the business plan, including but not limited to the amount of funds raised in the offering and how these funds are deployed and allocated (capital expenditures or deductible expenditures) and the application of GAAP.

A-1: Profit and Loss Projections / 2016

A-2: Profit and Loss 5 Year Projections

Revenue categories shown Appendix A-1: Profit and Loss Projections / 2016 (Distilled Spirits Sales, Private Label/Program Sales, International Sales and Ancillary Product Sales) are collapsed into two categories for Appendix A-2: Profit and Loss Five Year Projections (Distilled Spirits Sales and Ancillary Product Sales).

Given variability across revenue categories it was deemed prudent and reasonable to reduce and aggregate the categories into fewer groupings in the out years, aiming for more predictable overall numbers.

Appendix A-1: Proforma Financial Statements

Cleveland Whiskey LLC **Profit and Loss 2016**

		2016	Q1	Q2	Q3	Q4
Revenue						
Distilled Spirit Sales		1,195,000	183,000	231,000	283,500	497,500
Private Label / Program Sales		125,000	15,000	32,500	47,500	30,000
International Sales		197,000	10,000	42,500	95,000	49,500
Ancillary Product Sales		55,000	8,423	10,632	13,048	22,897
Total Revenue	$	1,572,000	216,423	316,632	439,048	599,897
Cost of Revenue						
COGS Distilled Spirits						
Distillate		264,401	40,490	51,110	62,726	110,075
Finish/Flavor Costs		5,200	796	1,005	1,234	2,165
Bottle/Closure(s)		153,573	23,518	29,686	36,433	63,935
Bottle/Label and Tag		28,467	4,359	5,503	6,754	11,851
Box/Pallet Packaging		14,983	2,294	2,896	3,554	6,238
Freight In/Out		11,237	1,721	2,172	2,666	4,678
Distillery Supplies		7,491	1,147	1,448	1,777	3,119
Manufacturing Costs		8,990	1,377	1,738	2,133	3,743
Total COGS Distilled Spirits	$	494,342	75,703	95,559	117,277	205,803
COGS Anicillary Products						
Product Costs		18,150	2,779	3,508	4,306	7,556
Packaging		1,150	176	222	273	479
Total COGS Ancillary Products	$	19,300	2,956	3,731	4,579	8,035
COGS Production Labor		105,270	23,850	24,400	30,000	27,020
COGS Depreciation Expense		65,000	16,250	16,250	16,250	16,250
Total Cost of Revenue	$	683,912	118,758	139,940	168,106	257,108
Gross Profit (Loss)	$	888,088	97,665	176,692	270,943	342,789
Operating Expenses						
General and Administrative Expenses						
Alcohol Excise Tax		156,444	23,958	30,242	37,115	65,131
Licenses/Permits		4,000	1,000	1,000	1,000	1,000
Dues/Training		2,500	625	625	625	625
Travel, Meals, Entertainment		4,500	689	870	1,068	1,873
Office Supplies		10,500	2,625	2,625	2,625	2,625
Telephone Expense		1,450	363	363	363	363
Total General and Administrative	$	179,394	29,259	35,724	42,795	71,617
Marketing and Advertising Expenses						
Advertising/Promotion		16,500	2,527	3,190	3,914	6,869
Events/Competitions		8,500	2,125	2,125	2,125	2,125
Agency Fees		39,234	4,328	6,333	8,781	19,792
Travel		26,500	4,058	5,123	6,287	11,032
Distributor/Broker Commissions		113,775	15,600	22,950	31,950	43,275
Bonus/Commission Accruals		21,500	1,650	4,950	6,650	8,250
Marketing/Sales Payroll		156,196	32,449	36,849	43,449	43,449
Total Marketing / Advertising Expense	$	382,205	62,737	81,519	103,156	134,792
Payroll and Benefits/Insurance		207,367	51,842	51,842	51,842	51,842
Bonus Plan Accruals		2,000	500	500	500	500
Utilities and Facilities		30,223	7,556	7,556	7,556	7,556
Bank / Credit Card Processing		3,000	459	580	712	1,249
Professional Services		36,000	9,000	9,000	9,000	9,000
Research and Development		5,000	1,250	1,250	1,250	1,250
Insurance		12,500	3,125	3,125	3,125	3,125
Total Operating Expenses	$	857,689	165,729	191,095	219,935	280,930
Other Income (Expense)						
Interest Expense	$	(30,000)	(7,500)	(7,500)	(7,500)	(7,500)
Pre-Tax Net Income (Loss)	$	399	(75,564)	(21,903)	43,507	54,359
EBITDA	$	95,399	(51,814)	1,847	67,257	78,109

Appendix A-2: Proforma Financial Statements

Cleveland Whiskey LLC **Profit and Loss 5 Year Projections**

		2016	2017	2018	2019	2020
Revenue						
Distilled Spirit Sales		1,195,000	2,332,388	4,183,720	7,933,379	16,263,427
Private Label / Program Sales		125,000	-	-	-	-
International Sales		197,000	-	-	-	-
Ancillary Product Sales		55,000	68,750	85,938	107,422	134,277
Total Revenue	$	1,572,000	2,401,138	4,269,658	8,040,801	16,397,705
Cost of Revenue						
COGS Distilled Spirits						
Distillate		264,401	392,195	698,101	1,291,487	2,582,973
Finish/Flavor Costs		5,200	8,580	15,015	27,778	55,556
Bottle/Closure(s)		153,573	218,841	363,824	639,420	1,214,898
Bottle/Label and Tag		28,467	42,701	74,726	138,244	276,487
Box/Pallet Packaging		14,983	22,474	39,330	72,760	145,520
Freight In/Out		11,237	16,856	29,497	54,570	109,140
Distillery Supplies		7,491	11,237	19,665	36,380	72,760
Manufacturing Costs		8,990	13,484	23,598	43,656	87,312
Total COGS Distilled Spirits	$	494,342	726,368	1,263,755	2,304,294	4,544,645
COGS Anicillary Products						
Product Costs		18,150	22,688	28,359	35,449	97,485
Packaging		1,150	1,438	1,797	2,246	4,492
Total COGS Ancillary Products	$	19,300	24,125	30,156	37,695	101,978
COGS Production Labor		105,270	131,588	164,484	205,605	257,007
COGS Depreciation Expense		65,000	85,000	105,000	125,000	165,000
Total Cost of Revenue	$	683,912	967,080	1,563,396	2,672,594	5,068,630
Gross Profit (Loss)	$	888,088	1,434,057	2,706,262	5,368,207	11,329,075
Operating Expenses						
General and Administrative Expenses						
Alcohol Excise Tax		156,444	229,273	391,788	707,346	1,379,768
Licenses/Permits		4,000	6,000	9,000	13,500	20,250
Dues/Training		2,500	3,750	5,625	8,438	12,656
Travel, Meals, Entertainment		4,500	6,750	10,125	15,188	22,781
Office Supplies		10,500	14,700	20,580	28,812	40,337
Telephone Expense		1,450	2,175	3,263	4,894	7,341
Total General and Administrative	$	179,394	262,648	440,381	778,177	1,483,133
Marketing and Advertising Expenses						
Advertising/Promotion		16,500	27,225	47,644	88,141	176,282
Events/Competitions		8,500	14,025	24,544	45,406	90,812
Agency Fees		39,234	64,736	113,287	209,582	419,164
Travel		26,500	43,725	76,519	141,560	283,119
Distributor/Broker Commissions		113,775	187,729	328,525	607,772	1,215,544
Bonus/Commission Accruals		21,500	70,288	226,094	564,473	1,344,871
Marketing/Sales Payroll		156,196	187,435	224,922	269,907	323,888
Total Marketing / Advertising Expense	$	382,205	595,163	1,041,535	1,926,840	3,853,680
Payroll and Benefits/Insurance		207,367	259,209	324,011	405,014	506,267
Bonus Plan Accruals		2,000	64,802	81,003	101,253	126,567
Utilities and Facilities		30,223	42,388	63,052	99,149	168,553
Bank / Credit Card Processing		3,000	4,950	8,663	16,026	32,051
Professional Services		36,000	50,400	70,560	98,784	123,480
Research and Development		5,000	18,250	31,938	59,084	118,169
Insurance		12,500	18,750	28,125	42,188	63,281
Total Operating Expenses	$	857,689	1,316,559	2,089,266	3,526,514	6,475,181
Other Income (Expense)						
Interest Expense	$	(30,000)	(39,000)	(48,750)	(58,500)	(67,275)
Pre-Tax Net Income (Loss)	$	399	78,498	568,245	1,783,192	4,786,619
EBITDA	$	95,399	202,498	721,995	1,966,692	5,018,894

Appendix B: Market Demand Updates

Excerpted from **Industry News Update**
A daily compilation of published industry reports by Mark Brown of Buffalo Trace (3/1/16)

2016 Whiskies & Spirits Conference Takeaways

Source: CITI
February 29th

American Whiskey Continues to Drive Growth in Overall Spirits - Recently, we attended the Whiskies & Spirits Conference in New York City, where we heard presentations from industry experts and executives from companies such as Heaven Hill and Diageo. Overall, the presentations were upbeat and confirmed the longer-term growth prospects in the American whiskey category, particularly in the above-premium segment of the category. As such, BFB remains our favorite alcoholic beverage stock. Below are some of our key takeaways from the conference:

Spirits Continue to Gain 'Share of Throat' - As presented by DISCUS (Distilled Spirits Trade Council), spirits now represent 35.4% of total U.S. alcoholic beverage dollar sales (up from 28.7% in 2000 and still not near its peak of ~41% in the 1970s, before the surge of wine and craft beer). In 2015, total spirits grew by 4.1% in the U.S. market, faster than either beer (+2.7%) or wine (+3.1%).

American Whiskey Is Driving Spirits Growth - We continue to believe that the American whiskey category (which grew sales by 8% in 2015) is gaining momentum - particularly in the high-end premium segment ($20-$30 per bottle at retail; +8% sales growth in 2015 and 50% sales growth since 2010) and the super-premium segment ($30+ per bottle; +27% sales growth in 2015 and 155% sales growth since 2010). Looking at flavored vs. non-flavored American whiskey products, flavored products contributed ~44% of the total volume in the category in 2015 (vs. ~10% of the growth in 2014). Also, rye whiskey was up over 20% in 2015 and now represents ~4% of total American whiskey volumes and makes for an attractive addition to whiskey portfolios given that the average price of rye whiskey is sold at a 33% premium to overall bourbon/Tennessee whiskey.

Kentucky's Bourbon Boom - Given the ongoing renaissance of American whiskey, we heard a few interesting facts from the Kentucky Distillers' Association: (i) the number of whiskey distilleries has tripled in recent years (the craft spirits segment is gaining traction); (ii) barrel production has doubled over the last decade (driven by $1.3 billion in capital investments); and (iii) tourism was up 22% in 2015 and has doubled over the last five years.

American Whiskey Is Appealing - Also, we heard from global spirits data provider IWSR that the American whiskey category will overtake the single malt scotch whiskey category in volume terms by 2020 - given American whiskey's more-approachable and easier taste profile and its mixability factor with cocktails, which makes American whiskey more appealing to newer drinkers, women and multi-cultural consumers. As such, we continue to believe that American whiskey is well-positioned for growth, both in the U.S. market and globally.

American Whiskey on Track to Surpass Global Scotch Malt Whisky Sales

Source: Whisky Cast
Mark Gillespie
February 28, 2016

American Whiskey isn't just enjoying a renaissance in its home market, but is drawing in new consumers around the world. Now, the International Wine & Spirits Report projects that increased interest among millennials globally could lead to sales of Bourbon and Tennessee whiskies surpassing those of Scotch malts as early as 2020. IWSR chief executive Mark Meek presented the findings at this week's Whiskies & Spirits Conference in New York City, noting that American whiskey is already the fastest-growing sector of the global spirits market.

"Bourbon and American whiskey, for one reason or another, seems to be a little more attractive to millennial consumers outside the US," Meek said in an interview following his presentation. "It's a more approachable taste profile, perhaps, than some of the malts," he said, while noting that malt whisky remains popular with consumers in many emerging markets and citing India as an example of one country where demand for malt whisky continues to grow. Meek also cited the interest among millennial consumers in the heritage and history behind key Bourbon and Tennessee Whiskey brands, noting that members of this demographic group generally take a special interest in authenticity in the brands they embrace. "Malt whisky's probably seen as a little bit old-fashioned and it's what my father used to drink - and does drink - and so I think because of those reasons, Bourbon has great potential over the next five years or so," Meek said.

Two American whiskey brands are among the five fastest-growing spirits brands worldwide over the last five years, according to the IWSR. Brown-Forman's Jack Daniel's Tennessee Whiskey and Beam Suntory's Jim Beam Bourbon both turned in a compound annual growth rate (CAGR) of 7 percent between 2009 and 2014, placing them only behind Sazerac's Fireball Canadian Whisky and Tito's Handmade Vodka as global growth leaders during the period.

Fireball is classified as a liqueur because it is bottled at below 40% ABV, and its 101 percent CAGR from 2009-2014 was one of the key factors in the liqueur category's rise to prominence during the period along with the growth of similar flavored whiskey-based liqueurs.

Earlier this month, the Distilled Spirits Council of the United States released preliminary government export data for 2015 showing a four percent gain in the volume of American Whiskey exports over 2014. Whiskies account for around 70% of the annual $1.56 billion USD in spirits exports annually, with nearly all of that coming from the Bourbon and Tennessee Whiskey category. While the DISCUS data does not specify leading brands by name, Meek said the IWSR's research found the lion's share of American Whiskey export sales go to Jack Daniel's and Jim Beam - and expects that to drive growth in the sector. "As we saw with Hendricks's really driving the growth of the gin category, you see the same dynamics with regards to American Whiskey driven in the main by Jack Daniel's and Jim Beam and we think there are huge amounts of producers here in the US that can ride on the coattails of those two brands," Meek said.

Both brands have been investing heavily in expansions at their distilleries in Tennessee and Kentucky, where Beam Suntory's investments are part of an estimated $1.3 billion USD in new distillery expansions completed or scheduled for completion between 2008 and 2018, according to the Kentucky Distillers Association. While 2015 production statistics are still being compiled, KDA president Eric Gregory estimated that the Commonwealth's distilleries produced around 1.5 million barrels of whiskey during the year - slightly ahead of 2014 production. The number of barrels aging in the state's maturation warehouses is expected to grow to around six million, up from 5.7 million at the end of 2014 and the most on record since the late 1960's when Bourbon was the most popular American spirit.

That period was followed by the crash in Bourbon sales as American consumers switched to vodka and lighter spirits, and the current rate of growth has some industry observers wondering whether another change in consumer tastes could lead to a similar collapse. However, Gregory is looking at the same potential the ISWR's researchers see globally as a counter-balance to changes in domestic tastes. "We get the question all the time, when's the bubble going to burst and you didn't have these key international markets opening up in the 70's and 80's like we do now with the free trade agreements, and we haven't even scratched the surface in China and India and places like that."

http://whiskycast.com/american-whiskey-on-track-to-surpass-global-scotch-malt-whisky-sales/